NO ACT

PE
12-31-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035303

Received SEC

FEB 2 3 2009

Washington, DC 20549

February 23, 2009

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-23-09

Re: MeadWestvaco Corporation
Incoming letter dated December 31, 2008

Dear Ms. Ising:

This is in response to your letter dated December 31, 2008 concerning the shareholder proposal submitted to MeadWestvaco by William Steiner. We also have received a letter on the proponent's behalf dated February 17, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 23, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MeadWestvaco Corporation
Incoming letter dated December 31, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of MeadWestvaco's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that MeadWestvaco may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that MeadWestvaco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that MeadWestvaco may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that MeadWestvaco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that MeadWestvaco may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that MeadWestvaco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 17, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 MeadWestvaco Corporation (MWV)
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the December 31, 2008 no action request.

The following precedents were in regard to rule 14a-8 proposals with the same key resolved text as this proposal:

- Allegheny Energy, Inc. (January 15, 2009)
- Bank of America Corporation (February 3, 2009)
- Baker Hughes Inc. (January 16, 2009)
- Burlington Northern Santa Fe Corporation (January 12, 2009)
- Home Depot (January 21, 2009)
- Honeywell International Inc. (January 15, 2009)
- Morgan Stanley (February 4, 2009)
- AT&T (January 28, 2009)
- Verizon Communications Inc. (February 2, 2009)
- Wyeth (January 28, 2009)

It is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

John Carrara <john.carrara@meadwestvaco.com>

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
eising@gibsondunn.com

December 31, 2008

Direct Dial
(202) 955-8287

Fax No.
(202) 530-9631

Client No.
C 97854-00011

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of John Chevedden (Steiner)*
MeadWestvaco Corporation
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, MeadWestvaco Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly under the name of William Steiner as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent and his nominal proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of stockholder proposals, including proposals requesting amendments to a company's certificate of incorporation or bylaws. *See Alaska Air Group Inc.* (avail. Apr. 11, 2007) (concurring with the exclusion of a stockholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite."); *Peoples Energy Corp.* (avail. Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the certificate and bylaws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect"). In fact, the Staff has concurred that numerous stockholder proposals submitted by the Proponent requesting companies to amend provisions regarding the ability of stockholders to call special meetings were vague and indefinite and thus could be excluded under Rule 14a-8(i)(3). *See Raytheon Co.* (avail. Mar. 28, 2008) (concurring with the exclusion of the Proponent's proposal that the board of directors amend the company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting"); *Office Depot Inc.* (avail. Feb. 25, 2008); *Mattel Inc.* (avail. Feb. 22, 2008); *Schering-Plough Corp.* (avail. Feb. 22, 2008); *CVS Caremark Corp.* (avail. Feb. 21, 2008); *Dow Chemical Co.* (avail. Jan. 31, 2008); *Intel Corp.* (avail. Jan. 31, 2008); *JPMorgan Chase & Co.* (avail. Jan. 31, 2008); *Safeway Inc.* (avail. Jan. 31, 2008); *Time Warner Inc.* (avail. Jan. 31, 2008); *Bristol Myers Squibb Co.* (avail. Jan. 30, 2008); *Pfizer Inc.* (avail. Jan. 29, 2008); *Exxon Mobil Corp.* (avail. Jan. 28, 2008).

Moreover, the Staff has on numerous occasions concurred that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a stockholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

In the instant case, neither the Company nor its stockholders can determine the measures requested by the Proposal, because the Proposal itself is internally inconsistent. The operative language in the Proposal consists of two sentences. The first sentence requests that the Company's Board of Directors take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The second sentence requires further that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners." However, the bylaw or charter text requested in the first sentence of the Proposal on its face includes an "exclusion condition," in that it explicitly excludes holders of less than 10% of the Company's outstanding common stock from having the ability to call a special meeting of stockholders.[1] Thus, the bylaw or charter text requested in the first sentence of the Proposal is inconsistent with the requirements of the text requested in the second sentence of the Proposal, and accordingly, neither the Company nor its stockholders know what is required.[2]

The Staff previously has recognized that when such internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Verizon Communications Inc.* (avail. Feb. 21, 2008), the resolution clause of the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. However, when the two requirements proved to be inconsistent with each other because the method of calculation resulted in awards exceeding the maximum limit, the Staff concurred with the exclusion of the

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1 The clause in the second sentence that, effectively, would allow any "exception or exclusion conditions" required by any state law to which the Company is subject does not address or remedy the conflict between the two sentences, because the 10% stock ownership condition called for in the first sentence is not required by Delaware state law, under which the Company is incorporated.

2 Evidence of this confusion can be seen in the alternative ways that requirements of the Proposal have been interpreted by other companies receiving the same Proposal. *See, e.g., Verizon Communications Inc.* (incoming no-action request, filed Dec. 15, 2008) (interpreting the limitation on "exception or exclusion conditions" to potentially apply to procedural and notice provisions or the subject matter of special meetings); *Home Depot* (incoming no-action request, filed Dec. 12, 2008) (same); *Burlington Northern Santa Fe Corp.* (incoming no-action request, filed Dec. 5, 2008) (same).

proposal as vague and indefinite. *See also Boeing Co.* (avail. Feb. 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process it provided for stockholders to elect directors to multiple-year terms). Similarly, the resolution clause of the Proposal includes the specific requirement that only stockholders holding 10% of the Company's stock have the ability to call a special meeting, which conflicts with the Proposal's general requirement that there be no "exception or exclusion conditions." In fact, the Proposal creates more confusion for stockholders than the *Verizon* compensation proposal because the inconsistency is patent and does not require any hypothetical calculations.

Consistent with Staff precedent, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is self-contradictory, and therefore, neither the Company's stockholders nor its Board of Directors would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth in the legal opinion regarding Delaware law attached hereto as Exhibit B (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate the Delaware General Corporation Law (the "DGCL").

The Proposal requests that any "exception or exclusion conditions" applied to stockholders in the bylaw and/or charter text giving stockholders the ability to call a special meeting also be applied to "management and/or the board." However, as discussed in the Delaware Law Opinion, doing so "violates Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the [DGCL]." Section 211(d) of the DGCL provides that "[s]pecial meetings of the stockholders may be called by the board of directors," without any means to limit or restrict such power in a company's bylaws or otherwise. Yet, the Proposal requests both that the ability of stockholders to call special meetings be conditioned upon holding 10% of the Company's shares and that such condition be applied to "management and/or the board." Thus, as supported by the Delaware Law Opinion, implementation of the Proposal would cause the Company to violate state law[3] because the Proposal requests the imposition of "exception or exclusion conditions" on the unrestricted power of the Company's Board to call a special meeting.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of stockholder proposals that requested the adoption of a bylaw or certificate amendment that if implemented would violate state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (concurring with the exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporations Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (concurring with the exclusion of a proposal recommending that the company amend its bylaws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in DGCL Section 212(a)); *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every stockholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors). *See also Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring stockholder approval be approved by a simple majority vote of stock since the proposal would conflict with provisions of the DGCL that require a vote of at least a majority of the outstanding stock on certain issues); *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that

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3 The reference in the Proposal to "the fullest extent permitted by state law" does not affect this conclusion. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (*i.e.*, there will be no "exception or exclusion conditions" not required by state law) and highlights the conflict between the first and second sentences of the Proposal discussed in Section I above. The language does not limit the "exception or exclusion conditions" that would "apply only to shareowners but not to management and/or the board." Were it to do so, the entire second sentence of the proposal would be rendered a nullity because, as supported by the Delaware Law Opinion, there is no extent to which the exception or exclusion condition included in the Proposal is permitted by state law. This ambiguity is yet another example of why, as set forth in Section I above, the Proposal can be excluded under Rule 14a-8(i)(3) as vague and indefinite because the Company's stockholders would be unable "to determine with any reasonable certainty what actions would be taken under the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the DGCL, which set forth certain requirements regarding the notice of, and the record date for, stockholder meetings).

The Proposal requests that any "exception or exclusion conditions" applied to the ability of stockholders to call a special meeting also be applied to "management and/or the board." However, Delaware law provides the Company's Board unrestricted power to call a special meeting, which cannot be altered by the Company. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the Delaware Law Opinion, implementation of the Proposal would cause the Company to violate applicable state law.

III. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power and authority to implement the Proposal and the Proposal can be excluded under Rule 14a-8(i)(6) both because: (a) the Proposal "is so vague and indefinite that [the Company] would be unable to determine what action should be taken," *see International Business Machines Corp.* (avail. Jan. 14, 1992) (applying predecessor Rule 14a-8(c)(6)); and (b) the Proposal seeks action contrary to state law, *see, e.g., Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *Boeing Co.* (avail. Feb. 19, 2008); *PG&E Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

As discussed in Section I above, the Proposal is vague and indefinite because it is internally inconsistent and requests that the Company's Board take the impossible actions of both (a) adopting a bylaw containing an exclusion condition and (b) not including any exclusion conditions in such bylaw. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

As discussed in Section II above, the Proposal's implementation would violate the DGCL. Specifically, Delaware law provides the Company's Board unrestricted power to call a special meeting, which cannot be altered by the Company. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating state law, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or John J. Carrara, the Company's Assistant Secretary, at (212) 318-5715.

Sincerely,

Elizabeth A. Ising

EAI/rmn
Enclosures

cc: John J. Carrara, MeadWestvaco Corporation
John Chevedden
William Steiner

100577631_3.DOC

<u>EXHIBIT A</u>

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John A. Luke
Chairman of the Board
MeadWestvaco Corporation (MWV)
1 High Ridge Park
Stamford, CT 06905

Rule 14a-8 Proposal

Dear Mr. Luke,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner — Date: 10/1/08

cc: Wendell L. Willkie, II
Corporate Secretary
PH: 203-461-7400
FX: 203-461-7587
John J. Carrara <john.carrara@meadwestvaco.com>
Associate General Counsel and Assistant Secretary

[MWV: Rule 14a-8 Proposal, October 29, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

In response to William Steiner's 2007 proposal to redeem our poison pill, our Bord of Directors accelerated the expiration of our poison pill from 2012 to 2007. Our Board is to be commended for this. However more improvements are needed in our corporate governance and that is the focus of this proposal.

This proposal topic won impressive support (based on 2008 yes and no votes) at the following companies:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company high concern on executive pay. CEO pay included pay for a savings plan, financial consulting, 401(k) contributions and life insurance.
- Our directors served on 8 boards rated "D" by The Corporate Library:

John Luke	Timken (TKR)
John Luke	Bank of New York Mellon (BK)
James Kilts	MetLife (MET)
James Kilts	Pfizer (PFE)
Robert McCormack	Northern Trust (NTRS)
Edward Straw	Eddie Bauer (EBHI)
Jane Warner	Tenneco (TEN)
Richard Kelson	PNC Financial Services (PNC)

- The above directors also held 5 of the 12 seats on our key board committees.
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.
  - Call a special meeting.
  - An Independent Chairman.
- It could require a 75%-vote to remove a director for cause.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

MeadWestvaco Corporation
5 High Ridge Park
Stamford, CT 06905

T 203 461 7517
F 203 461 7588

MeadWestvaco

John J. Carrara
Associate General Counsel and
Assistant Secretary

Via Email with Copy Via Registered Mail

November 4, 2008

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

A letter and stockholder proposal from William Steiner addressed to Mr. John A. Luke was emailed to our offices on October 29, 2008. In his letter, Mr. Steiner appointed you and/or your designee to act on his behalf for shareholder matters, including with respect to his stockholder proposal, and requested that all future communication regarding such matters be made to you.

Pursuant to Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for consideration at MeadWestvaco's 2009 Annual Meeting, Mr. Steiner must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted. In addition, Mr. Steiner must also continue to hold such securities through the date of the meeting.

Following receipt of the proposal, we searched our shareholder records, but were unable to find Mr. Steiner listed as a record holder of MeadWestvaco stock. We are therefore now requesting from you proof of Mr. Steiner's stockholdings, as required by Rule 14a-8. A copy of the applicable SEC provision is also enclosed with this letter.

If Mr. Steiner is a MeadWestvaco stockholder of record, we apologize for not locating him in our own records. In such case, we will need for you to advise us precisely how the MeadWestvaco shares are listed on our records. If Mr. Steiner is not a registered stockholder, you must prove his eligibility to the company in one of two ways. The first way is to submit to the company a written statement from the "record" holder of his securities (usually a broker or bank) verifying that, at the time he submitted the proposal, he continuously held the securities for at least one year. The second way to prove ownership applies only if he has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC (or amendments to those documents or updated forms), reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins. If Mr. Steiner has filed one of these documents with the SEC, you may demonstrate his eligibility by submitting to the company (i) a copy of the schedule and/or form, and any subsequent amendments, reporting a change in his ownership level and (ii) his written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that all of the required documentation set forth in this letter must be sent directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A.

Very truly yours,

[signature]

Enclosure

cc: William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Current as of Oct 28, 2008.

17 CFR 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

olmsted
*** FISMA & OMB Memorandum M-07-16 ***
11/05/2008 01:31 PM

To John Carrara <john.carrara@meadwestvaco.com>
cc
bcc
Subject Rule 14a-8 Broker Letter (MWV) SPM

Mr. Carrara, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

CCE00001.pdf

DJF

DISCOUNT BROKERS

Date: 5 Nov 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number______________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 3000 shares of Meadwestvaco Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/24/98 also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-5-08	# of pages ▸
To John Carrara	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 203-461-7588	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

<u>EXHIBIT B</u>

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 30, 2008

MeadWestvaco Corporation
299 Park Avenue
New York, New York 10171

Re: Stockholder Proposal Submitted By John Chevedden

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to MeadWestvaco Corporation, a Delaware corporation (the "Company"), by John Chevedden (the "Proponent"), under the name of William Steiner as his nominal proponent, for inclusion in the Company's proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proposal would, if implemented, cause the Company to violate Delaware law, and (ii) whether the Proposal is a proper subject for stockholder action under Delaware law.

I. The Proposal.

The Proposal asks the board of directors of the Company (the "Board") to take the steps necessary to amend the bylaws of the Company (the "Bylaws") and "each appropriate governing document to give holders of 10% of . . . [the] outstanding common stock [of the Company] . . . the power to call special shareowner meetings" and further asks that "such bylaw and/or charter text will not have any exception or exclusion conditions" to calling a special meeting that apply "only to shareowners but not to management and/or the board."[1]

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[1] The Proposal reads:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to

(continued)

II. Summary.

In our opinion, the Board would violate Delaware law if it attempted to amend the Bylaws or other "appropriate governing document" to allow the stockholders to call special meetings of stockholders pursuant to the Proponent's Proposal. As explained in Part III herein, implementing the Proposal violates Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the Delaware General Corporation Law (the "DGCL").

For the foregoing reason, it is our opinion that the Proposal would cause the Company to violate Delaware law if it were implemented. In addition, because the Proposal asks the Board to violate Delaware law, it is also our opinion that, as explained in Part IV herein, the Proposal is not a proper subject for stockholder action under Delaware law.

III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

A. The Directors' Right to Call Special Meetings Cannot Be Limited.

The Proposal would require that any "exception or exclusion condition" applied to stockholders also be applied to the Board or management. Because the first sentence of the Proposal imposes a 10% stock ownership condition on the ability of the stockholders to call a special meeting, the Proposal would necessarily require the same condition to be applied to the Board, so that the Board could only call a special meeting if the directors collectively owned 10% of the outstanding common stock. As discussed below, this limitation is inconsistent with the Board's unqualified statutory power to call special meetings.

Section 211(d) of the DGCL expressly grants to the board of directors of a Delaware corporation the power to call special meetings of stockholders:

> Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

8 *Del. C.* § 211(d). This statute invests the board of directors with the power to call a special meeting but does not provide any means to circumscribe that power in a corporation's bylaws or

---

(continued)

> call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

certificate of incorporation.[2] No other provision of the DGCL authorizes any limitations on or modifications to the board's power to call a special meeting pursuant to Section 211(d).

Section 109(b) of the DGCL states that "[t]he bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation." Similarly, Section 102(b)(1) of the DGCL authorizes the certificate of incorporation of a Delaware corporation to include provisions "regulating the powers of . . . directors," but expressly states that such provisions may not be "contrary to the laws of this State." 8 *Del. C.* § 102(b)(1). For the reasons noted above, the Board would violate Delaware law if it adopted the type of bylaw or charter provision urged by the Proponent because such provision would be "contrary to" and "inconsistent with" Section 211(d) of the DGCL.[3]

The Proponent's attempt to limit the Board's unqualified statutory power to call a special meeting is also inconsistent with other provisions of the DGCL. Delaware law provides that "[t]he business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors." 8 *Del. C.* 141(a). Indeed, the DGCL provides that the board of directors has exclusive authority to initiate certain significant actions that are conditioned upon and subject to subsequent stockholder approval. Limiting a board's power to call special meetings would impinge upon that exclusive authority. For example, to effect certain mergers or amendments to a corporation's certificate of incorporation, a board must first approve such action, and then submit the action to stockholders for approval. *See* 8 *Del. C.* §§ 251, 242. In exercising its fiduciary duties in approving a merger agreement or charter amendment, a board may determine that its fiduciary duties require it to call a special meeting to present the matter to stockholders for consideration. *See Mercier v. Inter-Tel (Del.), Inc.*, 929 A.2d 786, 817-19 (Del. Ch. 2007) (noting how the board's fiduciary duties were implicated when it decided to reschedule a special meeting for the approval of a merger that the board believed to be in the best

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2 The bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

3 Although one need look only to the express terms of Section 211(d) to determine that the Proposal is invalid, we note that the legislative history of Section 211(d) further supports our opinion. Commentary from an advisor to the committee that substantially revised the DGCL in 1967 states that the revised statute (which was ultimately adopted and codified in Section 211(d)) should provide that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation" but that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings." Ernest L. Folk, III, *The Delaware Corporation Law: A Study of the Statute with Recommended Revisions* 112 (1964). This commentary illustrates the drafters' recognition that the power of the board of directors—as opposed to other persons—to call a special meeting is inviolate.

interests of the stockholders); *Perlegos v. Atmel Corp.*, 2007 WL 475453, at *25 (Del. Ch. Feb. 8, 2007) (discussing fiduciary duties concomitant with the call and cancellation of a special meeting). Those duties do not disappear in those times when directors may fail to satisfy a particular stock ownership threshold. Accordingly, the power to call a special meeting is a fundamental one that cannot be constrained without placing a board's ability to fulfill its fiduciary duties in jeopardy—a result that the law will not permit.

B. The Proposal Would Violate Delaware Law Because There Are Certain Matters For Which Stockholders May Not Call Meetings.

The Proposal requires that there be no "exception or exclusion condition," to the extent such provisions are permitted by law, that apply only to stockholders. However, as noted above, Delaware law provides that there are certain matters for which only directors may call special meetings. For example, only the board may call a meeting for the purpose of approving a merger agreement, because the board must approve a merger agreement before it is submitted to stockholders. *See Tansey v. Trade Show News Networks, Inc.*, 2001 WL 1526306, at *7 (Del. Ch. Nov. 27, 2001) (finding a merger to be "void *ab initio*" because its approval did not follow this proper sequence). By the same token, an amendment to the certificate of incorporation must be recommended by the board initially and then presented to the stockholders for approval. *See AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) ("Both steps must occur in that sequence, and under no circumstances may stockholders act before the mandated board action proposing and recommending the amendment."). Accordingly, there is, implicit in the DGCL, an exception that is permitted—in fact required—by law that applies to prohibit stockholders from calling meetings for certain purposes.[4] Because this exception would also have to apply to the Board, the Proposal, literally read, would make it impossible for the Board to initiate an amendment to the certificate of incorporation or a merger other than at the time of the Company's annual meeting. Such a fundamental stripping of the board's power would violate Delaware law. *See, e.g., Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837, 851-52 (Del. Ch. 2004) (suggesting that a certificate of incorporation may not contain restrictions on board power dealing with mergers or charter amendments).

In sum, implementation of the Proposal thus violates Delaware law because it would (1) impose on the Board a 10% stock ownership condition in order to call a special meeting of the stockholders in violation of Section 211 of the DGCL and (2) purport to prohibit the Board from calling a special meeting to consider matters that only directors can initiate, such

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[4] The reference in the second sentence of the Proposal to "the fullest extent permitted by state law" does not save the Proposal. On its face, such language addresses the extent to which the requested amendments to the bylaws and "each appropriate governing document" may require exception or exclusion conditions under state law to apply to the stockholders, and, as discussed above, the applicable limits on stockholders (*e.g.*, the 10% threshold) are permitted insofar as they apply to the stockholders.

as charter amendments and mergers. Thus, by seeking to make the power of the Board and the power of stockholders to call special meetings equivalent, the Proposal places restrictions on the fundamental power vested in the Board by Delaware law. As a result, the implementation of the Proposal would violate Delaware law.

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part III of this opinion, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

V. Conclusion.

For the foregoing reasons, it is our opinion that: (i) the Proposal, if implemented, would cause the Company to violate Delaware law, and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

2640741.2